Filed by Earthstone Energy, Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Earthstone Energy, Inc.
Commission File No.: 001-35049

On August 21, 2023, Earthstone Energy, Inc. (“Earthstone” or the “Company”) sent the following communication relating to its pending transaction with Permian Resources Corporation (“Permian Resources”) to Earthstone’s employees.
Today Earthstone announced a strategic merger with Permian Resources. First, let me thank each one of you for your loyalty, dedication and hard work in building a better Earthstone. We have all labored long and hard to build the best company of its size in the Permian Basin. We have grown our business with the Novo acquisition to 130,000 Boepd, with over 1,000 gross operated drilling locations and strong cash flow with a low-cost operating culture. Each of you should be commended for what we have accomplished in the past several years. I am very proud of the organization that we have built, you should be too.
Merging with Permian Resources in an all-stock transaction will create one of the premier Delaware Basin operators with close to 300,000 Boepd of production and with peer-leading high-quality inventory. This will be an opportunity for Earthstone shareholders to participate in a larger company with greater operating scale and efficiency, lower cost of capital, greater stock liquidity and a first-class organization.
During this interim period between today’s announcement and closing, which we would expect to occur in late 2023, I ask that each of you maintain the same dedication to your job and safety as you have had up to this point. It is important for all of us to have a business-as-usual approach over the next few months as we operate independently and continue to execute on our development plan.
I know that many of you will share my excitement for the future based on today’s announcement, but I also recognize the anxiety this announcement brings. It will take time to sort out each and every question and answer, but we will do that over the next few months as we implement an integration task force with employees from both companies. I can assure you that we do not take this announcement lightly regarding its effects on you and your families. We will follow up with more details as we work tirelessly to put together a transition and Day 1 (after close) plan with collaboration from your management team and Permian Resources. I have included a Frequently Asked Questions sheet that should help with some of your questions.
We will have a townhall meeting at 9:30 am CT to discuss further. A separate calendar invite for this Teams meeting will come shortly. Additionally, Will Hickey and James Walter, co-CEOs from Permian Resources will be in the Woodlands on Monday afternoon and will be hosting a townhall meeting at approximately 3 pm CT. We will send out a Teams invite for this separately.
Again, thanks to you and your families for your dedication to the success of Earthstone.
Robert

Robert Anderson

President and CEO
Earthstone Energy, Inc.
1400 Woodloch Forest Dr., Suite 300
The Woodlands, TX 77380

Office: 281-771-3067
Cell: 713-819-0104

robert@earthstoneenergy.com

No Offer or Solicitation
This communication relates to a proposed business combination transaction (the “Transaction”) between Earthstone Energy, Inc. (“Earthstone”) and Permian Resources Corporation (“Permian”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Important Additional Information
In connection with the Transaction, Permian will file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, that will include a joint proxy statement of Earthstone and Permian and a prospectus of Permian. The Transaction will be submitted to Earthstone’s stockholders and Permian’s stockholders for their consideration. Earthstone and Permian may also file other documents with the SEC regarding the Transaction. The definitive joint proxy statement/prospectus will be sent to the stockholders of Permian and Earthstone. This document is not a substitute for the registration statement and joint proxy statement/prospectus that will be filed with the SEC or any other documents that Permian or Earthstone may file with the SEC or send to stockholders of Permian or Earthstone in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF EARTHSTONE AND PERMIAN ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.
Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by Permian or Earthstone through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Earthstone will be made available free of charge on Earthstone’s website at https://www.earthstoneenergy.com, under the “Investors” tab, or by directing a request to Investor Relations, Earthstone Energy, Inc., 1400 Woodloch Forest Drive, Suite 300, The Woodlands, TX 77380, Tel. No. (281) 298-4246. Copies of documents filed with the SEC by Permian will be made available free of charge on Permian’s website at https://www.permianres.com under the “Investor Relations” tab or by directing a request to Investor Relations, Permian Resources Corporation, 300 N. Marienfeld St., Ste. 1000, Midland, TX 79701, Tel. No. (432) 695-4222.
Participants in the Solicitation
Permian, Earthstone and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect to the Transaction.
Information regarding Earthstone’s directors and executive officers is contained in the proxy statement for Earthstone’s 2023 Annual Meeting of Stockholders filed with the SEC on April 27, 2023, and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at http://www.sec.gov or by accessing Earthstone’s website at https://www.earthstoneenergy.com. Information regarding Permian’s executive officers and directors is contained in the proxy statement for the Permian’s 2023 Annual Meeting of Stockholders filed with the SEC on April 11, 2023 and certain of its Current Reports on Form 8-K. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Permian’s website at https://www.permianres.com.
Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Transaction by reading the joint proxy statement/prospectus regarding the Transaction when it becomes available. You may obtain free copies of this document as described above.
Forward-Looking Statements and Cautionary Statements
The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Permian or Earthstone expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Permian may not approve the issuance of new shares of common stock in the Transaction or that stockholders of Earthstone may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of Permian’s common stock or Earthstone’s common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of Permian and Earthstone to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Permian’s or Earthstone’s control, including those detailed in Permian’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at https://www.permianres.com and on the SEC’s website at http://www.sec.gov, and those detailed in Earthstone’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Earthstone’s website at https://www.earthstoneenergy.com and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that Permian or Earthstone believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Permian and Earthstone undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.